Exhibit 99.1

NEWS RELEASE

RITCHIE BROS. AUCTIONEERS ANNOUNCES

FIRST QUARTER RESULTS

FOR IMMEDIATE RELEASE: April 30, 2013

VANCOUVER, BRITISH COLUMBIA – Ritchie Bros. Auctioneers Incorporated (NYSE and TSX: RBA), the world’s largest seller of used equipment and trucks, announces net earnings and adjusted earnings for the three months ended March 31, 2013 of $14.0 million, or $0.13 per diluted share. This compares to net earnings and adjusted earnings of $18.0 million, or $0.17 per diluted share, for the three months ended March 31, 2012, representing a 22% decrease in net earnings and adjusted net earnings. Adjusted Net Earnings is a non-IFRS financial measure and is defined below. The Company’s auction revenues during the first quarter of 2013 grew 1% to $102.1 million compared to $101.3 million for the same period in 2012. During the first quarter of 2013, the Company conducted 36 unreserved industrial auctions in 12 countries throughout North America, Europe, the Middle East, Australia and Africa. All dollar amounts in this release are presented in U.S. dollars.

Gross auction proceeds and auction revenues

For the three months ended March 31, 2013, gross auction proceeds were $845.4 million which is 2% lower than the same period in 2012 and includes $18.7 million of volume from AssetNation/EquipmentOne. Gross auction proceeds is a non-IFRS financial measure and is defined below. The Company’s auction revenue rate (auction revenues as a percentage of gross auction proceeds) was 12.07% during the period ended March 31, 2013 compared to 11.71% in the same period of 2012. The Company’s at risk business, which is comprised of guarantee and purchase contracts, represented 20% of gross auction proceeds in the first three months of 2013 (2012: 29%).

Quarterly Dividend

The Company also announced on April 26, 2013 the declaration of a quarterly dividend of $0.1225 per common share payable on June 7, 2013 to shareholders of record on May 17, 2013.

Summary comments

“We have started the year with a strong auction revenue rate, however this did not totally compensate for the fall in our gross auction proceeds. There are a couple of key points in regards to our efforts to grow our GAP. “ said Peter Blake, Ritchie Bros. CEO. “Our gross auction proceeds growth has been impacted by our territory manager productivity and the OEM production decrease and its impact on the mix of equipment we sell at our auctions. We have hired a record number of territory managers during the past year and are focused on coaching them to sell auction services and getting them as productive as quickly as possible. There was a significant OEM production decrease during the recession, and, as a result, the average age of items sold at our auctions over the past year is older and this has had a negative impact on the average value of what we are selling, effecting our gross auction proceeds. We see the rise in construction and transportation OEM production since 2010 as encouraging. In the near term, we remain confident we are on track to deliver and execute as planned for 2013.”

Mr. Blake continued: “So far in the second quarter we have continued our investment in Ritchie Bros. EquipmentOne and are excited to have initiated the commercial launch which is a significant part of our 2013 strategy. We are encouraged by our customer’s initial response to this initiative. In addition, we are proud to have held our first auction in China which was well received by equipment owners.”

Online bidding statistics

Ritchie Bros. sold over $289 million of equipment, trucks and other assets to online buyers during the first quarter of 2013, representing a 5% increase compared to the same period in 2012. Internet bidders continued to comprise over 50% of the total bidder registrations at Ritchie Bros. industrial auctions in the first quarter of 2013.

Website statistics

The Ritchie Bros. website (rbauction.com) attracted approximately 1.7 million unique visitors in the first quarter of 2013, a 31% increase compared to the same period in 2012.

EquipmentOne

As previously announced on April 8, 2013, the Company initiated the commercial launch of its online equipment marketplace, called Richie Bros. EquipmentOne (EquipmentOne.com). Complementary to the Company’s flagship unreserved auction business, Ritchie Bros. EquipmentOne is a secure online marketplace for equipment and materials. Buyers and sellers can use Ritchie Bros. EquipmentOne to negotiate, complete and settle their transactions in a safe and transparent environment.

Definitions of non-IFRS measures

The Company defines adjusted net earnings as financial statement net earnings excluding the after-tax effects of excess property sales and other non-recurring items. Adjusted net earnings is a non-IFRS financial measure that does not have a standardized meaning, and is therefore unlikely to be comparable to similar measures presented by other companies. The Company believes that comparing adjusted net earnings for different financial periods provides more useful information about the growth or decline of its net earnings for the relevant financial period and eliminates the impact of items the Company does not consider to be part of its normal operating results.

Gross auction proceeds represents the total proceeds from all items sold by Ritchie Bros. The Company’s definition of gross auction proceeds may differ from those used by other participants in its industry. Gross auction proceeds is an important measure the Company uses in comparing and assessing its operating performance. It is not a measure of the Company’s financial performance, liquidity or revenue and is not presented in its consolidated financial statements. The Company believes that auction revenues, which is the most directly comparable measure in its Consolidated Income Statements, and certain other line items, are best understood by considering their relationship to gross auction proceeds. Auction revenues represent the revenues earned by Ritchie Bros. in the course of conducting its auctions, and consist primarily of commissions earned on consigned equipment and net profit on the sale of equipment purchased by the Company and sold in the same manner as consigned equipment.

About Ritchie Bros.

Established in 1958, Ritchie Bros. is the world’s largest seller of used equipment for the construction, transportation, agricultural, material handling, energy, mining, forestry, marine and other industries. Ritchie Bros.™ solutions make it easy for the world’s builders to buy and sell equipment with confidence, including the core business of unreserved public auctions and a secure online equipment marketplace. Ritchie Bros. Auctioneers® unreserved auctions are conducted live, with bidding on-site and online at rbauction.com. Ritchie Bros. Auctioneers conducts hundreds of unreserved public auctions each year, selling more equipment to on-site and online bidders than any other auction business in the world. The Ritchie Bros. EquipmentOne™ online marketplace can be accessed at EquipmentOne.com. Ritchie Bros. also offers a range of value-added services, including equipment financing available through Ritchie Bros. Financial Services (rbauctionfinance.com). Ritchie Bros. has operations in more than 25 countries, including 44 auction sites worldwide. Learn more at RitchieBros.com.

Earnings Conference Call

Ritchie Bros. is hosting a conference call to discuss its financial results for the three months ended March 31, 2013 at 8:00am Pacific Time (11:00am Eastern Time) on April 30, 2013. To access a live broadcast of the conference call, please go to the Ritchie Bros. website http://www.rbauction.com, click on ‘About Us’ then click on ‘For Investors’. Please go to the website at least fifteen minutes early to download and install any necessary audio software. A replay will be available on the website shortly after the call.

Forward-looking Statements

The discussion in this press release relating to future events or operating periods contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) that involve risks and uncertainties, including, in particular, statements regarding anticipated results for future periods; the continued growth of the Company’s unreserved auction business; and the impact from launching a new online, non-auction marketplace. These risks and uncertainties include: the numerous factors that influence the supply of and demand for used equipment; fluctuations in the market conditions and values of used equipment; seasonal and periodic variations in operating results; actions of competitors; the success of the Company’s new initiatives including Ritchie Bros. EquipmentOne; the growth potential in established and emerging markets; economic and other conditions in local, regional and global markets; and other risks and uncertainties as detailed from time to time in the Company’s SEC and Canadian securities filings, including the Company’s Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2012, available on the SEC, SEDAR and the Company’s websites. Actual results may differ materially from those forward-looking statements. The Company does not undertake any obligation to update the information contained herein, which speaks only as of this date.

Condensed Consolidated Interim Income Statements

(Amounts in table and related footnotes are in USD

thousands, except share and per share amounts)

	Three months ended March 31, 2013 (unaudited)	Three months ended March 31, 2012 (unaudited)
Gross auction proceeds	$845,353	$864,506

Auction revenues	$102,058	$101,276
Direct expenses	9,361	10,134

	92,697	91,142
Selling, general and administrative expenses:
SG&A expenses excluding depreciation and amortization	60,769	53,604
Depreciation and amortization	10,320	9,665

	71,089	63,269

Earnings from operations	21,608	27,873
Other income (expense):
Foreign exchange gain (loss)	95	(2)
Gain (loss) on disposition of property, plant and equipment	(11)	50
Other income	(14)	718

	70	766

Finance income (costs):
Finance income	547	559
Finance costs	(1,764)	(1,376)

	(1,217)	(817)

Earnings before income taxes	20,461	27,822
Income taxes	6,415	9,853

Net earnings	$14,046	$17,969

Net earnings per share	$0.13	$0.17
Net earnings per share—diluted	$0.13	$0.17

Weighted average shares outstanding	106,641,063	106,399,495
Diluted weighted average shares outstanding	107,024,808	107,027,472

Net earnings	$14,046	$17,969
Less: adjusting items	—	—

Adjusted net earnings	$14,046	$17,969

Adjusted net earnings per share	$0.13	$0.17
Adjusted net earnings per share—diluted	$0.13	$0.17

Selected Balance Sheet Data (USD thousands)

	As at March 31, 2013 (unaudited)	As at December 31, 2012
Current assets	$509,783	$345,601
Current liabilities	407,703	249,548

Working capital	$102,080	$96,053
Total assets	1,284,859	1,132,498
Non-current borrowings	197,857	200,746
Total shareholders’ equity	652,060	656,531

Selected Operating Data (unaudited)

	Three months ended March 31, 2013	Three months ended March 31, 2012
Auction revenues as percentage of gross auction proceeds	12.07%	11.71%
Number of consignments at industrial auctions	8,750	8,850
Number of bidder registrations at industrial auctions	86,000	88,000
Number of buyers at industrial auctions	21,450	21,100
Number of lots at industrial auctions	62,000	61,500
Number of permanent auction sites	39	39
Number of regional auction sites	5	4
Total auction sites	44	43
Number of industrial auctions	36	38
Number of territory managers and regional sales managers	321	290

Average Industrial Auction Data (unaudited)

	Twelve months ended March 31, 2013	Twelve months ended March 31, 2012
Gross auction proceeds	$16.3 million	$15.5 million
Bidder registrations	1,769	1,694
Consignors	192	182
Lots	1,313	1,190

For further information, please contact:

Rob McLeod

Chief Financial Officer

Phone:     778 331 5500

Email:       ir@rbauction.com